Filed pursuant to Rule 433

Registration Statement No. 333-255730

Dated June 6, 2023

Fortune Brands Innovations, Inc.

Pricing Term Sheet

$600,000,000 5.875% Senior Notes Due 2033

Issuer:	Fortune Brands Innovations, Inc.

Securities:	5.875% Senior Notes Due 2033

Principal Amount:	$600,000,000

Maturity Date:	June 1, 2033

Coupon:	5.875%

Price to Public:	99.839% of principal amount

Yield to Maturity:	5.897%

Spread to Benchmark Treasury:	T+220 bps

Benchmark Treasury:	3.375% due May 15, 2033

Benchmark Treasury Price and Yield:	97-11 / 3.697%

Interest Payment Dates:	June 1 and December 1 of each year, commencing on December 1, 2023

Optional Redemption Provisions:

Make-Whole Call:	T+35 bps (at any time before March 1, 2033)

Par Call:	At any time on or after March 1, 2033

Trade Date:	June 6, 2023

Settlement Date:	T+6; June 14, 2023; under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Net Proceeds (before expenses) to Issuer:	$595,134,000 (99.189% of the principal amount)

CUSIP/ISIN:	34964CAH9 / US34964CAH97

Expected Ratings*:	Moody’s Investors Service, Inc.: Baa2 (stable) S&P Global Ratings: BBB (stable) Fitch Ratings: BBB (stable)

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

Citizens Capital Markets, Inc.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, by calling Citigroup Global Markets Inc. toll free at 1-800-832-9146 or by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

This pricing term sheet supplements the preliminary prospectus supplement issued by Fortune Brands Innovations, Inc. on June 6, 2023 relating to its prospectus dated May 3, 2021.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.